UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-261754) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	General Manager, Financial Accounting Dept.

Date:    October 7, 2022

October 7, 2022

Sumitomo Mitsui Financial Group, Inc.

SMBC Nikko Securities Inc.

Administrative Actions by the Financial Services Agency

On March 4 and April 24 of this year, several of former executive officers and employees of SMBC Nikko Securities Inc. (President and CEO: Yuichiro Kondo, hereinafter SMBC Nikko) were arrested by the Tokyo District Public Prosecutors Office on suspicion of violating Article 159, Paragraph 3 of the Financial Instruments and Exchange Act (illegal stabilization transactions), and on March 24 and April 13 of the same year were prosecuted and SMBC Nikko as a corporation was also prosecuted under the joint punishment provision. We sincerely apologize for the inconvenience and anxiety caused to our customers and other related parties.

On September 28, the Securities Exchange Surveillance Commission (hereinafter SESC) announced that based on the results of its investigation into SMBC Nikko, it recommended to the Prime Minister and the Commissioner of the Financial Services Agency that administrative disposition be taken against it. Today, SMBC Nikko was issued administrative actions (Business Suspension Order and Business Improvement Order) by the Financial Services Agency of Japan (hereinafter FSA), pursuant to Article 51 and Article 52, Paragraph 1 of the Financial Instruments and Exchange Act. Sumitomo Mitsui Financial Group, Inc. (Director President and Group CEO: Jun Ohta, hereinafter SMFG) was also issued administrative actions (Improvement Measures Order) by FSA, pursuant to Article 32-2, Paragraph 2 of the Financial Instruments and Exchange Act.

We sincerely apologize once again for any inconvenience or concern this situation may have caused our customers and other stakeholders.

SMFG and SMBC Nikko take the administrative actions very seriously and will continue to take all the necessary measures to make improvements and prevent recurrence on a company-wide basis to restore the trust of customers and other parties concerned.

SMFG and SMBC Nikko will submit each improvement plan to FSA, which will be published immediately.

Details of the administrative actions from FSA;

1.	SMBC Nikko
➢	Business Suspension Order pursuant to Article 52, paragraph 1 of the Financial Instruments and Exchange Act

All the operations related to block offer business including solicitation, consignment, and executions with the exception of specific work approved by the Agency, must be suspended during the period between October 7, 2022 and January 6, 2023.

➢	Business Improvement Order pursuant to Article 51 of the Financial Instruments and Exchange Act
(1)	Market Manipulation identified by SESC
In order to ensure sound and proper management of operations, following actions must be implemented.
j	Clarify the management responsibility in light of the administrative action
k	Formulate and steadily implement an effective business improvement plan immediately including following points, based on the analysis of the root causes of the manipulation
•	Enhancement of business management governance and internal control (including prevention of illegal transactions)
•	Cultivation of a sound corporate climate that places importance on compliance
(2)	Breach of Firewall Regulation identified by SESC

In order to ensure sound and proper management of operations and to prevent recurrence, an effective improvement plan including following points must be formulated immediately, based on the analysis of the causes of the breach.

•	Enhancement of a business management governance and customer information management
•	Fostering and enhancing compliance awareness of customer information management
(3)	Submit a business improvement plan in writing regarding (1)k and (2) by November 7, 2022.
(4)	Report progress in writing on the (3) for the time being, within 15 days after the end of each quarter

2.	SMFG
➢	Improvement Measures Order pursuant to Article 32-2, paragraph 2 of the Financial Instruments and Exchange Act
(1)	In order to ensure sound and proper management of operations at SMBC Nikko, following actions must be implemented.
j	Establish a framework to appropriately manage businesses at SMBC Nikko
k

Verify the business improvement plan being formulated by SMBC Nikko and its implementation, to enhance business management governance and internal control and to cultivate a sound corporate climate that places importance on compliance

(2)	Submit an improvement plan for (1)j and a verification of (1)k in writing by November 7, 2022.
(3)	Report progress in writing on the (2) for the time being, within 15 days after the end of each quarter.

2